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                              December 4, 2020

       Julia Otey-Raudes
       Chief Executive Officer and Chief Financial Officer
       ECO INNOVATION GROUP, INC.
       16525 Sherman Way, Suite C-1
       Van Nuys, CA 91406

                                                        Re: ECO INNOVATION
GROUP, INC.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 20,
2020
                                                            File No. 333-248871

       Dear Ms. Otey-Raudes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Amendment #2

       Dilution to Stockholders, page 27

   1.                                                   Please revise your
dilution disclosures to address the following:
                                                            Net tangible book
value per share before the offering should be the same under each offering scenario
and it appears to us that this amount should be zero since all amounts expressed
in dollars should be limited to two decimal places.
                                                            It appears to us
that the amounts disclosed as    increase per share attributable to
                                                            investors
actually represent the pro forma net tangible book value per share after the offering and should
be appropriately labeled.
                                                            Dilution per share
attributable to investors in this offering should represent the difference between
the offering price per share and the pro forma net tangible book value per share
after the offering as noted above.
 Julia Otey-Raudes
FirstName  LastNameJulia  Otey-Raudes
ECO INNOVATION       GROUP,   INC.
Comapany4,
December   NameECO
              2020    INNOVATION GROUP, INC.
December
Page  2    4, 2020 Page 2
FirstName LastName
Certain Relationships . . ., , page 31

2. We note your revisions in response to prior comment 16. Please revise the thresholds you cite to be consistent with Item 404(d) of Regulation S-K and revise your disclosure, as necessary, to include any transactions that meet the revised thresholds.
Description of Business
Business Model, page 35

3. We note your response and revised disclosures related to prior comment 10 on pages 8,
         9, 35, and 36. Please also address the following:
             Disclose your CEO's and controlling Stockholder's ownership interest in Eco-Gen;
             Disclose why Eco-Gen would require you to enter into an outsourcing agreement for them and explain why Eco-Gen would not enter into an outsourcing agreement on their own;
             Disclose if and who you have identified to perform the outsourced services;
             As previously requested, provide additional information related to Eco-Gen, including whether Eco-Gen's shares are publicly traded and summary financial information, such as total assets and operating results as of the most recent date practicable, in order to allow investors to better access Eco-Gen's ability to fulfill their commitments under this agreement. Also, based on the signed purchase orders, tell us your consideration for disclosing Eco-Gen's customers;
and
             Explain how you determined that recording revenues and expenses under this agreement on a gross basis will be appropriate under ASC 606 particularly given your disclosure that you will incur negligible financial risk.
Eco-Gen Energy, page 35

4. We note your revisions in response to prior comment 3. You disclose that you receive advance payments from Eco-Gen prior to performing services; however, section 5 of
         Exhibit 10.1 indicates that you receive payment only after you perform services. Please revise or advise. Please also revise to clarify the status of work you have performed to date with respect to the purchase orders you reference.
Financial Statements
Report of Independent Registered Public Accounting Firm, page 49

5. We note the revision related to prior comment 17; however, in light of the inclusion of an additional footnote in your financial statements, please have your auditor revise the going concern paragraph in their report to refer to the appropriate footnote number in your financial statements.

        You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch
 Julia Otey-Raudes
ECO INNOVATION GROUP, INC.
December 4, 2020
Page 3

Chief, at (202) 551-3397 with any other questions.



                                                     Sincerely,
FirstName LastNameJulia Otey-Raudes
                                                     Division of Corporation
Finance
Comapany NameECO INNOVATION GROUP, INC.
                                                     Office of Manufacturing
December 4, 2020 Page 3
cc:       Alan Hawkins
FirstName LastName